27.07.2017 07:00 CET Stock exchange releases

YIT's Half-Year Report January 1 – June 30, 2017: Profitability continued to improve, Finland and the CEE countries as the driver

YIT Corporation Stock Exchange Release July 27, 2017 at 8:00 a.m.

Unless otherwise noted, the figures in brackets refer to the corresponding period in the previous year and are of the same unit.

Segment reporting, POC

Residential projects for consumers recognised as income in line with degree of sales and construction1

April–June

•	Revenue remained stable and was EUR 457.8 million (463.7).

•	Adjusted operating profit amounted to EUR 25.0 million (20.2), and adjusted operating profit margin was 5.5% (4.3).

•	EUR -1.1 million of adjusting items were booked in the period related to the preparation of the planned merger.

•	Order backlog remained stable at the level of the end of March and amounted to EUR 2,565.7 million (3/2017: 2,618.3).

January–June

•	Revenue increased by 13% to EUR 937.0 million (826.1).

•	Adjusted operating profit amounted to EUR 41,7 million (32.2) and adjusted operating profit margin was 4.5% (3.9).

•	EUR -1.1 million of adjusting items were booked in the period related to the preparation of the planned merger.

Group reporting, IFRS

Residential projects for consumers recognised as income upon completion1

[1]
In segment reporting, the revenue and profit are recognised by multiplying the percentage of completion by the percentage of sale, i.e. according to the percentage of completion method, which does not fully comply with the Group’s IFRS accounting principles. According to the Group’s IFRS accounting principles, revenue from residential projects for consumers is recognised upon completion. Furthermore, in Group reporting, part of the interest expenses are capitalised according to the IAS 23 standard, which causes differences in operating profit and financial expenses between segment reporting and Group reporting.

April–June

•	Revenue increased by 28% to EUR 509.0 million (396.4).

•	Operating profit amounted to EUR 21.1 million (6.6) and operating profit margin was 4.1% (1.7).

•	Adjusted operating profit amounted to EUR 22.2 million (6.6) and adjusted operating profit margin was 4.4% (1.7).

•	Operating cash flow after investments, excluding discontinued operations amounted to EUR 8.8 million (26.2).

January–June

•	Revenue increased by 31% to EUR 961.2 million (734.0).

•	Operating profit amounted to EUR 25.8 million (13.3) and operating profit margin was 2.7% (1.8).

•	Adjusted operating profit amounted to EUR 26.9 million (13.3) and adjusted operating profit margin was 2.8% (1.8).

•	Operating cash flow after investments, excluding discontinued operations amounted to EUR 49.7 million (1.1).

Guidance for 2017 was raised in July regarding both the Group revenue and the adjusted operating profit (segment reporting, POC)

The Group revenue is estimated to grow by 5–12%.

The adjusted operating profit2 is estimated to be in the range of EUR 105–115 million.

The adjusted operating profit does not include material reorganisation costs, impairment charges or other items affecting comparability.

Previously, the Group revenue was estimated to grow by 0–10% and the adjusted operating profit was estimated to be in the range of EUR 90–105 million.

In order to clarify its terminology for key financial figures, YIT starts to use the terms Capital Employed and Return on Capital Employed (ROCE) for segment reporting instead of previously used Operative Invested Capital and Return on Operative Invested Capital (ROI). The formulas for these financial figures remain unchanged.

[2]
Adjusted operating profit reflects the result of ordinary course of business and it does not include material reorganisation costs, impairment charges or other items affecting comparability. Adjusted operating profit is disclosed to improve comparability between reporting periods. Adjusting items are defined more precisely in the tables of the Half-Year Report.

Kari Kauniskangas, President and CEO:

The result for the first half of the year was clearly stronger than in the previous year, and the outlook for the rest of the year has become brighter. In July, we raised the guidance for the whole year regarding both the adjusted operating profit and the Group revenue based on the progress made in the sales process of the joint venture Kasarmikatu 21 office project. Good residential sales and the high residential demand in Finland and the CEE countries will also support the more positive development in the Group revenue and adjusted operating profit, particularly towards the end of the year.

Operating profit in the Housing Finland and CEE segment during the first half of the year grew by nearly 40 per cent year-on-year, and in the second quarter, the operating profit margin was around 10 per cent. The segment’s revenue grew by nearly 30 per cent year-on-year. We started many new self-developed projects to consumer customers, primarily in Finland’s growth centres and in capital regions in the CEE area.

Residential sales in the Russian market were weaker than expected in the beginning of the year. However, thanks to the adjusted cost level and the improved average profitability of projects, the second quarter of the year showed positive profitability. Profitability for the first half of the year was clearly better than in the previous year, despite remaining slightly negative overall.

In the second quarter, operating profit in the Business Premises and Infrastructure segment was at a satisfactory level, having strengthened significantly after a weak start to the year. Large projects have seen excellent progress, and the order backlog has remained solid. The result for the comparison period was boosted by the started recognition of the Tripla project.

In June, we made a historical announcement that was also our most important news of the first half of the year: YIT and Lemminkäinen will combine. The merger is a strategically important step for YIT and it creates a platform for the growth into one of the leading urban developers in the Northern European construction market. The preliminary combined annual revenue of the combined company is approximately EUR 3.4 billion (IFRS) and the company will employ a total of around 10,000 employees located in 11 different countries. The final decision on the merger will be made by shareholders at the General Meetings of the companies to merge on September 12, and the preconditions for the merger to be realised include receiving the necessary permits from the authorities, among other things. The combination is intended to be completed on either November 1, 2017 or January 1, 2018, as possible.

The Board of Directors of YIT also decided to establish a new Partnership Properties segment as of the beginning of 2018. The new segment will focus on financing the development of significant projects as well as owning and timely divestment of plots and developed properties. The segment will have a significant role in the financing of YIT’s urban development projects and improving capital efficiency together with partners.

Key figures

Group reporting, IFRS

EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Revenue	509.0	396.4	28%	961.2	734.0	31%	1,678.3
Operating profit	21.1	6.6	218%	25.8	13.3	94%	17.7
Operating profit margin, %	4.1%	1.7%		2.7%	1.8%		1.1%
Profit before taxes	14.7	1.8	732%	19.2	0.6	over thousand %	-2.5
Profit for the review period[1]	11.4	1.4	731%	14.8	0.5	over thousand %	-7.1
Earnings per share, EUR	0.09	0.01	731%	0.12	0.00	over thousand %	-0.06
Operating cash flow after investments, excluding discontinued operations	8.8	26.2	-66%	49.7	1.1	over thousand %	-43.1
Net interest-bearing debt at end of period	573.3	556.6	3%	573.3	556.6	3%	598.6
Gearing ratio at end of period, %	115.0%	104.8%		115.0%	104.8%		112.3%
Equity ratio at end of period, %	30.7%	32.9%		30.7%	32.9%		31.2%

Segment reporting, POC

EUR million	4–6/17	4–6/16	Change	1–6/17	1–6/16	Change	1–12/16
Revenue	457.8	463.7	-1%	937.0	826.1	13%	1,783.6
Housing Finland and CEE	200.0	184.8	8%	444.8	350.8	27%	727.9
Housing Russia	62.8	58.8	7%	120.7	107.9	12%	267.9
Business Premises and Infrastructure	197.5	222.5	-11%	376.1	371.9	1%	797.4
Other items	-2.5	-2.4		-4.6	-4.6		-9.7
Operating profit	24.0	20.2	19%	40.7	32.2	26%	52.9
Operating profit margin, %	5.2%	4.3%		4.3%	3.9%		3.0%
Adjusted operating profit	25.0	20.2	24%	41.7	32.2	29%	79.9
Housing Finland and CEE	19.8	15.8	25%	39.1	28.6	37%	59.9
Housing Russia	1.3	-2.7		-0.4	-5.8	92%	-2.3
Business Premises and Infrastructure	9.3	12.7	-27%	14.0	18.8	-25%	38.1
Other items	-5.4	-5.6		-11.0	-9.3		-15.7
Adjusted operating profit margin, %	5.5%	4.3%		4.5%	3.9%		4.5%
Housing Finland and CEE	9.9%	8.5%		8.8%	8.2%		8.2%
Housing Russia	2.1%	-4.6%		-0.4%	-5.4%		-0.9%
Business Premises and Infrastructure	4.7%	5.7%		3.7%	5.0%		4.8%
Adjusting items	-1.1			-1.1			-27.0
Profit before taxes	19.5	10.2	90%	32.1	9.5	239%	13.8
Profit for the review period[1]	15.5	7.9	97%	24.4	7.3	237%	7.4
Earnings per share, EUR	0.12	0.06	97%	0.19	0.06	237%	0.06
Return on investment (last 12 months), %	5.6%	5.0%		5.6%	5.0%		4.7%
Net interest-bearing debt at end of period	468.0	466.2	0%	468.0	466.2	0%	469.3
Equity ratio at end of period, %	34.6%	36.4%		34.6%	36.4%		35.1%
Order backlog at end of period	2,565.7	2,714.1	-5%	2,565.7	2,714.1	-5%	2,613.1

1 Attributable to equity holders of the parent company

Events after the review period

YIT has obtained necessary waivers and amendments for the existing financing arrangements for the planned merger.

In July, residential sales to consumers are estimated to be around 110 units in Finland (7/16: around 90), around 80 units in the CEE countries (7/16: over 60) and around 200 units in Russia (7/16: over 200).

Outlook for 2017

Guidance for 2017 was raised in July regarding both the Group revenue and the adjusted operating profit (segment reporting, POC)

The Group revenue is estimated to grow by 5–12%.

The adjusted operating profit is estimated to be in the range of EUR 105–115 million.

The adjusted operating profit does not include material reorganisation costs, impairment charges or other items affecting comparability.

Previously, the Group revenue was estimated to grow by 0–10% and the adjusted operating profit was estimated to be in the range of EUR 90–105 million.

Factors affecting the guidance

YIT’s guidance is based on estimates and assumptions by the company’s management regarding revenue and adjusted operating profit according to the company’s segment reporting (POC), as well as regarding development in the operating environment.  YIT’s guidance is based in particular on YIT’s order backlog, the management’s estimate of the share of projects sold or signed pre-agreements of the rest of 2017 revenue, and the management’s estimate regarding the development of the segments, as well as on the market outlook.

The most significant factors affecting revenue and operating profit on which YIT can have an influence are sales and pricing, project management and project risk management, product development and the product offering, cost management and measures affecting the capital efficiency.

Factors outside of YIT’s sphere of influence are connected mainly to global economic development, the functionality of financing markets and the interest rate, the political environment, economic development in areas of operation, changes in demand for apartments and business premises, the availability of resources such as key persons, changes in public and private sector investments and changes in legislation, permit and authorisation processes and the duration thereof, as well as the development of foreign exchange rates.

Due to the long-term nature of construction and urban development projects, the changes in the demand may be quicker than the company's ability to adapt its offering.

Guidance raise

YIT raised its guidance on July 13, 2017 regarding both the Group revenue and the adjusted operating profit.

Regarding the sales process of the Kasarmikatu 21 office project in Helsinki, based on the price and terms indications from potential investors and ongoing further negotiations YIT estimates that the transaction will be completed by the end of 2017. The transaction has a positive impact on the Group’s adjusted operating profit.

The more positive development of the Group revenue and the adjusted operating profit is supported also by good residential sales and demand in both Finland and in the CEE countries. The residential sales in Russia have been weaker than expected in the beginning of the year. The adjusted operating profit for Housing Russia segment is still estimated to positive and to stay on a low level.

Guidance rationale

In addition to the market outlook, the 2017 guidance is based on the following factors: at the end of June the company’s order backlog was solid and 58% of it was sold. Projects already sold or signed pre-agreements are estimated to contribute over half of rest of 2017 revenue.

The increased share of consumer sales in Housing Finland and CEE is likely to have a moderate positive impact on the adjusted operating profit of the segment. The impacts of the shift to consumers will be visible in the result gradually.

In Housing Russia, the adjusted operating profit is estimated to be positive but to remain on a low level. Capital release actions in Russia are likely to have a negative impact on the profitability.

The investor transaction of the Kasarmikatu 21 office project is estimated to be completed by the end of 2017.

Market outlook

Finland

Consumer demand is estimated to remain on a good level and to continue to focus on affordable apartments in growth centres. The investor activity is estimated to decline slightly and the importance of location remains significant.

Residential price polarization is estimated to continue especially between growth centres and the rest of Finland. Access to mortgage financing is estimated to remain good.

The tenants’ interest for business premises is estimated to pick up slightly in growth centres. The real estate investors’ activity is expected to remain on a good level with focus on prime locations in the capital region especially. Business premises contracting is estimated to remain active. New infrastructure projects are estimated to revitalise the market.

The increased competition for skilled labour due to high construction activity is expected to continue. Construction costs are estimated to increase slightly. Construction volume growth is expected to slow down.

Bank regulation and increased capital requirements of financial institutions might have an impact on the construction and real estate development.

Russia

The Russian economy is expected to remain stable on the current level. Stabilisation of the economy is estimated to have a moderate, positive impact on the residential market. The weakening of ruble and expectations of interest rate cuts are expected to have an impact on consumers’ behaviour.

Residential prices are expected to remain stable.

Residential demand is expected to focus on affordable apartments also in Russia. Construction cost inflation is estimated to remain moderate.

The CEE countries

Residential demand is expected to remain on a good level. Residential prices are estimated to remain stable or increase slightly. Good access to financing and low interest rates are estimated to support the residential demand. Shortage of resources is estimated to increase construction cost inflation.

News conference for investors and media

YIT will arrange a news conference on Thursday, July 27, 2017 at 10:00 a.m. Finnish time (EEST, at 08:00 a.m. BST) at YIT's head office, Panuntie 11, 00620 Helsinki, Finland. The event is in English and targeted for analysts, portfolio managers and the media. Welcome!

Webcast

The news conference and presentation by the President and CEO of YIT Corporation Kari Kauniskangas can also be followed through a live webcast at www.yitgroup.com/webcast. The live webcast starts at 10:00 a.m. (EEST) and a recording of the webcast will be available at approximately 12:00 noon (EEST) at the same address.

Conference call

The news conference can be participated also through a conference call. Conference call participants are requested to dial in at least five minutes prior to the start of the conference, at 9:55 a.m. (EEST). Conference call numbers are:

Participants from UK and outside of Nordic countries +44 (0)330 336 9411

Participants from Sweden +46 (0)8 5065 3942

Participants from Norway +47 2350 0296

The participants will be asked to provide the following confirmation code: 3312266.

During the webcast and conference call, all questions should be presented in English. At the end of the event, the media has the opportunity to ask questions also in Finnish.

Disclaimer

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

For further information, please contact:

Hanna Jaakkola, Vice President, Investor Relations, YIT Corporation, tel. +358 40 5666 070, hanna.jaakkola@yit.fi

YIT CORPORATION

Kari Kauniskangas

President and CEO

Distribution: NASDAQ OMX, principal media, www.yitgroup.com

YIT creates better living environment by developing and constructing housing, business premises, infrastructure and entire areas. Our vision is to bring more life in sustainable cities. We want to focus on caring for customer, visionary urban development, passionate execution and inspiring leadership. Our growth engine is urban development involving partners. Our operating area covers Finland, Russia, the Baltic countries, the Czech Republic, Slovakia and Poland. In 2016, our revenue amounted to nearly EUR 1.8 billion, and we employ about 5,300 employees. Our share is listed on Nasdaq Helsinki.www.yitgroup.com